Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262072
PROSPECTUS SUPPLEMENT NO. 15
(to Prospectus dated January 21, 2022)

ALTUS POWER, INC.

Primary Offering Of
19,429,167 Shares of Common Stock

Secondary Offering of
156,463,281 Shares of Common Stock

This prospectus supplement amends and supplements the prospectus dated January 21, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-262072). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 10,062,500 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.00 per share (the “Public Warrants”) issued by CBRE Acquisition Holdings, Inc. (“CBAH”) in its initial public offering; and (ii) 9,366,667 shares of our Class A common stock that may be issued upon exercise of warrants at an exercise price of $11.00 per share that, in the case of 7,366,667 of such warrants, were originally sold to CBRE Acquisition Sponsor, LLC (the “Sponsor”) in a private placement consummated simultaneously with CBAH’s IPO, and, in the case of 2,000,000 of such warrants, were issued to the Sponsor in full settlement of a second amended and restated promissory note entered into between CBAH and the Sponsor (such 9,366,667 warrants, the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 9,366,667 shares of our Class A common stock that may be issued upon exercise of the Private Placement Warrants held by the Selling Securityholders; (iii) up to an aggregate of 42,500,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) up to an aggregate of 89,999,976 shares of Class A common stock that were issued to certain affiliates of Altus (collectively, the “Altus Affiliates”) pursuant to the Business Combination Agreement (as defined herein); and (v) up to an aggregate 14,596,638 shares of Class A common stock issuable upon conversion (at the maximum conversion value) of all 1,408,750 of our Alignment Shares, or Class B common stock, par value $0.0001 per share (“Alignment Shares” or “Class B Common Stock”) held by certain Selling Securityholders. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of stock dividends, stock splits, recapitalization or similar transactions.

We will not receive any proceeds from the sale of shares of Class A common stock or warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement, except with respect to amounts received by us upon exercise of the warrants to the extent such warrants are exercised for cash. However, we will pay the expenses, other than underwriting discounts and commissions and certain expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders and any of their permitted transferees may offer and sell the securities covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. Additional information on the Selling Securityholders, and the times and manner in which they may offer and sell the securities under the Prospectus and this prospectus supplement, is provided under “Selling Securityholders” and “Plan of Distribution” in the Prospectus.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Class A common is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AMPS”. On December 23, 2022, the closing price of our Class A common stock was $6.37 per share.

We are an “emerging growth company” as such term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 27, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 23, 2022

___________________________________
Altus Power, Inc.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39798 (Commission File Number)	85-3448396 (I.R.S. Employer Identification Number)
2200 Atlantic Street, 6th Floor Stamford, CT 06902
(Address of principal executive offices and zip code)
(203) 698-0090
(Registrant's telephone number, including area code)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	AMPS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or in Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 - Entry into a Material Definitive Agreement
On December 23, 2022, Altus Power, Inc. (“Altus Power” or the “Company”), through its subsidiary, APA Finance II, LLC (the “Borrower”), has entered into a Financing Agreement, dated December 23, 2022, among the Borrower, KeyBanc Capital Markets Inc., KeyBank National Association, the Huntington National Bank and the lenders party thereto (the “Financing Agreement”) for a term loan facility for approximately $125.7 million (the “term Loan”) and letters of credit for approximately $15.6 million (the “Letters of Credit”). This Financing Agreement refinanced and upsized the existing term loan facilities that the Company assumed in connection with the previously announced purchase of the portfolio of operating solar projects previously owned by D.E. Shaw Renewables Investments, L.L.C., through its subsidiaries, DESRI II Acquisition Holdings, LLC and DESRI V Acquisition Holdings, LLC.

The Term Loan, which matures on the fifth anniversary of the closing date of the Financing Agreement, bears interest at the following rates per annum, based upon whether the loan is (1) a Base Rate Loan or (2) a SOFR Loan (each, as defined in the Financing Agreement):

(1) An annual rate equal to the greatest of:

(a) the interest rate established from time to time by the administrative agent as the administrative agent’s prime rate in effect on such day;

(b) the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding business day by the Federal Reserve Bank of New York for such day plus 0.50% per annum; and

(c) the greater of (i) the sum of (x) Daily Simple SOFR (as defined in the Financing Agreement) and (y) 0.10% and (ii) 1.00%;

plus, in each case, an applicable margin of (A) from the closing date of the Financing Agreement and until the fourth anniversary of such closing date, 0.375% per annum and (B) from the fourth anniversary of the Closing Date and thereafter, 0.50% per annum; or

(2) The greater of (i) the sum of (x) Daily Simple SOFR (as defined in the Financing Agreement) and (y) 0.10% and (ii) 1.00% plus, in each case, an applicable margin of (A) from the closing date of the Financing Agreement and until the fourth anniversary of such closing date, 1.375% per annum and (B) from the fourth anniversary of such closing date and thereafter, 1.50% per annum.

The Letters of Credit accrue interest on the unpaid principal amount of each borrowing from the date of the drawing made under any Letter of Credit until (a) such obligation is repaid or (b) the maturity of such borrowing. Interest thereunder accrues from the date of the drawing at a rate, based upon whether the loan is (1) a Base Rate Loan or (2) a SOFR Loan (each, as defined in the Financing Agreement) equal to the interest rate applicable to the Term Loan.

Under the Financing Agreement, borrowings under the Term Loan may be used by the Borrower to repay the existing debt of DESRI II Acquisition Holdings, LLC and DESRI V Acquisition Holdings, LLC and to pay transaction costs, fees, and expenses related to the Financing Agreement or expenses and third party fees related to the certain specified projects. Prepayments may be made under the Financing Agreement without premium or penalty, and repayments are otherwise payable when due, subject to certain exceptions.

The Financing Agreement provides for customary covenants, representations and warranties, and events of default, including failure by the Borrower to make payments on any loan when due and payable, failure in the payment of any interest, fees or other monetary obligations for five business days, violation and failure to cure breach of certain covenants and representations and warranties, and entry of one or more final judgment or orders over certain thresholds against the Borrower and/or other loan parties.

The Financing Agreement requires the Borrower to maintain a minimum debt service reserve requirement of, as of a given date, the amount of debt service due and payable to Lenders over the following six-month period. The minimum requirement is determined with reference to the Debt Service Coverage Ratio and Borrower is required to provide accounting to Lenders to support the achievement of such minimum requirement in order to continue to make distributions from its revenue account.

The Financing Agreement also provides that on any Distribution Date (i.e. a period of 10-20 Business Days after the end of Borrower’s fiscal quarter), the debt service coverage ratio shall be at least 1.20:1.00. If this threshold is nott met, then the Borrower may only distribute into a reserve account.

In the event of default, lenders may declare and make all sums of accrued and outstanding principal of the loans and accrued but unpaid interest and all other immediately due and payable. In such event, the default interest rate is the rate that would otherwise be applicable plus 2.00%.

The foregoing description of the Financing Agreement does not purport to be complete and is qualified in its entirety by reference to the full and complete terms of the Financing Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03 - Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 above is incorporated by reference into this item 2.03.

Item 7.01 - Regulation FD Disclosure

On December 27, 2022, the Company announced the signing of a definitive agreement to acquire approximately 220 megawatts (MW) of newly developed and in construction solar assets for approximately $293 million from funds managed by True Green Capital Management LLC, to be funded with financing from its long-term funding facility led by Blackstone Structured Finance and cash on hand. The acquisition is subject to certain closing conditions and while there is no guarantee as to when or if the acquisition will be completed and/or closed, the Company expects the closing of this purchase to occur during first quarter of 2023.

By filing this Current Report on Form 8-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information presented in this Item 7.01 of this Form 8-K and exhibits attached hereto pursuant to this Item shall not be deemed to be “filed” for purposes of Section 18 of the Securities Act , or otherwise subject to the liabilities of that section, unless the Company specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

Item 8.01 - Other Events.

On December 27, 2022, Altus Power issued a press release announcing entering into this definitive agreement. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 – Exhibits.

Exhibit No.	Description
10.1	Financing Agreement, dated December 23, 2022, among APA Finance II, LLC, KeyBanc Capital Markets Inc., KeyBanc National Association, the Huntington National Bank and the lenders thereto*
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*This filing omits exhibits and/or schedules pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to provide a copy of any omitted exhibit/or schedule to the Commission or its staff upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 27, 2022

Altus Power, Inc.

By:	/s/ Gregg J. Felton
Name:	Gregg J. Felton
Title:	Co-Chief Executive Officer and Director